

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via Facsimile</u>
J. Scott Pagan
Chief Corporate Officer and Corporate Secretary
The Descartes Systems Group Inc.
120 Randall Drive
Waterloo, Ontario, Canada N2V 1C6

      Re: The Descartes Systems Group Inc.
             Form 40-F for the Fiscal Year Ended January 31, 2012
             Filed April 30, 2012
             Form 6-K Submitted on March 13, 2012
             File No. 000-29970

Dear Mr. Pagan:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that your quarterly report to shareholders for the second quarter of fiscal 2013 is available on your website. Please advise why you have not furnished to the Commission a copy of the report under cover of Form 6-K. Refer to General Instruction B(3)(iii) of Form 40-F.

Form 6-K Filed on March 13, 2012

Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 15

2.   We note the disclosure on page 16 and 67 regarding the unremitted earnings of non-Canadian subsidiaries considered indefinitely reinvested outside of Canada. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of Canada and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Section IV of SEC Release 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief